Robert Cohen
Tel. 212.801.9200
cohenr@gtlaw.com

June 9, 2009
VIA EDGAR

Michael Rosenthall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Responses to comment letter dated May 19, 2009
BioCancell Therapeutics Inc.
Form S-1/A, Filed April 21, 2009, File No. 333-156252

Dear Mr. Rosenthall:

This letter is written in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) received by facsimile on May 19, 2009, with respect to the above referenced Form S-1/A Registration Statement File No. 333-156252 (“Registration Statement”) filed April 21, 2009 of BioCancell Therapeutics Inc. (the “Company”).  For ease of reference, the Staff’s comments are each set forth in full below in bold-type, and the Company’s response immediately follows each comment.

General

1.           Please file a currently dated and signed consent from your independent accountants with the amendment for which you will request effectiveness.

The Issuer advises that it has filed a currently dated and signed consent from its independent accountants.

Report of Independent Registered Public Accounting Firm, page F-3

2.           The audit report date on your third amendment was April 21, 2009. The audit report on the current and fourth amendment is April 7, 2009. Please clarify for us the appropriate date of the audit report and whether the audit report was signed by your independent accountants on April 7, 2009 or April 21, 2009.

The Issuer advises that the audit report included in the third amendment to the Registration Statement was incorrectly dated. The Issuer advises that the actual date of the signed audit report was April 7, 2009.

Please note that the numbers have been updated to reflect the changes in the first quarter of 2009.

Sincerely,

Robert Cohen